On June 15, 2016, a Special Meeting of Shareholders of the City National Rochdale Municipal High Income
Fund (the Fund) was held to consider and act upon a proposal to approve an amended investment management agreement for the Fund. Shares were voted as follows:

       Number of		% of Shares		% of Total
       Shares Voted	Voted		Outstanding
Shares


For 	70,842,949.236 	100.000% 		94.014%
Against 	331.000 		0.000%
	0.000%
Abstain	 0.000 		0.000%
0.000%